Exhibit 21.1

Subsidiaries of Former MidWestOne Financial Group, Inc.

As of December 31, 2007

Subsidiary Name	State or Other Jurisdiction in which Incorporated
MidWestOne Bank	Iowa
MIC Financial, Inc.	Iowa
MidWestOne Investment Services, Inc.	Iowa
MidWestOne Insurance Services, Inc.	Iowa